

September 20, 2012

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re:** **China Yida Holding, Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2011**
> **Filed June 4, 2012**
> **Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March**
> **31, 2012**
> **Filed July 26, 2012**
> **Form 10-Q for the Fiscal Period Ended June 30, 2012**
> **Filed August 13, 2012**
> **Response dated September 14, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your response submitted September 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

General

1. Please file as exhibits English translations of your material agreements rather than English summaries. Refer to Rule 12b-12(d) of the Securities Exchange Act of 1934. In particular, refer to Rule 12b-12(d)(2), which lists the documents that must be submitted as English translations rather than English summaries. We note that it appears that you filed summaries rather than English translations of the following agreements:
   - Exhibits 10.17, 10.18, 10.19, 10.20, 10.21, 10.23, 10.24, 10.26, 10.27, 10.28, 10.29, 10.30, and 10.31 to your Form 10-K for the fiscal year ended December 31, 2011,

> filed March 29, 2012 (incorporated by reference from your Forms 10-K/A for the fiscal year ended December 31, 2010, filed February 3, 2012 and March 27, 2012);
> - Exhibits 10.22, 10.32, 10.33, 10.34, 10.35, 10.36, 10.37, 10.38, 10.39, and 10.40 to 10-K/A for the fiscal year ended December 31, 2011, filed June 4, 2012; and
> - Exhibit 10.1 filed to your 10-Q/A for the fiscal quarter ended March 31, 2012, filed July 26, 2012.

Form 10-Q for the Fiscal Period Ended June 30, 2012

Bank Loans, page 31

2. We note your response to comment 3 from our letter dated August 31, 2012. It appears that the company materially increased the principal amount of one of its loans from China Minsheng Banking Corp, Ltd. to $9.35 million (from approximately $6.10 million on March 31, 2012) in the fiscal quarter ended June 30, 2012. Please file any amendments to the loan agreement or other documents evidencing the increase in the loan amount, if applicable, as exhibits to an amendment to your Form 10-Q. If there is no such amendment to the loan documents, please explain the nature of the increase in the principal amount of this loan and why there is no written agreement evidencing the increase.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dean Suehiro, Staff Accountant at (202) 551-3458 or Robert Littlepage, Accountant Branch Chief at (202) 551-3705 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3702 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.
        Yarona Liang, Esq.